UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HD SUPPLY HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

40416M105

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40416M105	SCHEDULE 13G	Page 1 of 19

1	Names of reporting persons The Carlyle Group L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 0%
12	Type of reporting person PN

CUSIP No. 40416M105	SCHEDULE 13G	Page 2 of 19

1	Names of reporting persons Carlyle Group Management L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 0%
12	Type of reporting person OO (Limited Liability Company)

CUSIP No. 40416M105	SCHEDULE 13G	Page 3 of 19

1	Names of reporting persons Carlyle Holdings II GP L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 0%
12	Type of reporting person OO (Limited Liability Company)

CUSIP No. 40416M105	SCHEDULE 13G	Page 4 of 19

1	Names of reporting persons Carlyle Holdings II L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Québec
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 0%
12	Type of reporting person OO (Québec société en commandit)

CUSIP No. 40416M105	SCHEDULE 13G	Page 5 of 19

1	Names of reporting persons TC Group Cayman Investment Holdings, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 0%
12	Type of reporting person PN

CUSIP No. 40416M105	SCHEDULE 13G	Page 6 of 19

1	Names of reporting persons TC Group Cayman Investment Holdings Sub L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 0%
12	Type of reporting person PN

CUSIP No. 40416M105	SCHEDULE 13G	Page 7 of 19

1	Names of reporting persons TC Group V, L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 0%
12	Type of reporting person OO (Limited Liability Company)

CUSIP No. 40416M105	SCHEDULE 13G	Page 8 of 19

1	Names of reporting persons TC Group V, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 0%
12	Type of reporting person PN

CUSIP No. 40416M105	SCHEDULE 13G	Page 9 of 19

1	Names of reporting persons Carlyle Partners V, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 0%
12	Type of reporting person PN

CUSIP No. 40416M105	SCHEDULE 13G	Page 10 of 19

1	Names of reporting persons Carlyle Partners V-A, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 0%
12	Type of reporting person PN

CUSIP No. 40416M105	SCHEDULE 13G	Page 11 of 19

1	Names of reporting persons CP V Coinvestment A, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 0%
12	Type of reporting person PN

CUSIP No. 40416M105	SCHEDULE 13G	Page 12 of 19

1	Names of reporting persons CP V Coinvestment B, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 0%
12	Type of reporting person PN

CUSIP No. 40416M105	SCHEDULE 13G	Page 13 of 19

ITEM 1.	(a)	Name of Issuer:

HD Supply Holdings, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

3100 Cumberland Boulevard Suite 1480 Atlanta, Georgia 30339

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Carlyle Group Management L.L.C.

The Carlyle Group L.P.

Carlyle Holdings II GP L.L.C.

Carlyle Holdings II L.P.

TC Group Cayman Investment Holdings, L.P.

TC Group Cayman Investment Holdings Sub L.P.

TC Group V, L.L.C.

TC Group V, L.P.

Carlyle Partners V, L.P.

Carlyle Partners V-A, L.P.

CP V Coinvestment A, L.P.

CP V Coinvestment B, L.P.

	(b)	Address or Principal Business Office:

The address for each of TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. is c/o Intertrust Corporate Services, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005 Cayman Islands. The address for each of the other Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505.

	(c)	Citizenship of each Reporting Person is:

TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. are organized in the Cayman Islands. Carlyle Holdings II L.P. is a Québec société en commandit. Each of the other Reporting Persons is organized in the state of Delaware.

CUSIP No. 40416M105	SCHEDULE 13G	Page 14 of 19

(d)	Title of Class of Securities:

Common stock, $0.01 par value per share (“Common Stock”)

(e)	CUSIP Number:

40416M105

ITEM 3.

Not applicable.

ITEM 4.	Ownership

(a)	Amount beneficially owned:

This amendment to Schedule 13G is being filed on behalf of the Reporting Persons to report that, as of December 16, 2014, the Reporting Persons do not beneficially own any shares of the Issuer’s Common Stock.

(b)	Percent of Class:

See Item 4(a) hereof.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

CUSIP No. 40416M105	SCHEDULE 13G	Page 15 of 19

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

CUSIP No. 40416M105	SCHEDULE 13G	Page 16 of 19

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.
By:	The Carlyle Group L.P., its managing member
By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CUSIP No. 40416M105	SCHEDULE 13G	Page 17 of 19

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By:	TC Group Cayman Investment Holdings, L.P., its general partner
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP V, L.L.C.
By:	TC Group Cayman Investment Holdings Sub L.P., its managing member
By:	TC Group Cayman Investment Holdings, L.P., its general partner
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP V, L.P.

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Authorized Person

CARLYLE PARTNERS V, L.P.
By:	TC Group V, L.P., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Authorized Person

CP V COINVESTMENT A, L.P.
By:	TC Group V, L.P., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Authorized Person

CP V COINVESTMENT B, L.P.
By:	TC Group V, L.P., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Authorized Person

CUSIP No. 40416M105	SCHEDULE 13G	Page 18 of 19

CARLYLE PARTNERS V-A, L.P.
By:	TC Group V, L.P., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Authorized Person

CUSIP No. 40416M105	SCHEDULE 13G	Page 19 of 19

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney (incorporated by reference to Exhibit 24 to the Schedule 13G filed by the Reporting Persons on February 14, 2014).

99	Joint Filing Agreement (incorporated by reference to Exhibit 24 to the Schedule 13G filed by the Reporting Persons on February 14, 2014).